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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                            U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       No Par Value Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  912 899 101
--------------------------------------------------------------------------------
                                (CUSIP Number)

    John M. Liviakis, 495 Miller Ave., Mill Valley, CA 94941, (415) 389-4670
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 30, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP No. 912 899 101           SCHEDULE 13D   Page     2    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Liviakis Financial Communications, Inc. 68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               OO, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        498,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       498,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               498,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               2.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   912 899 101         SCHEDULE 13D   Page     3    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          John M. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        3,911,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           498,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       3,911,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     498,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               4,409,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               25.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   912 899 101         SCHEDULE 13D   Page     4    of     7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                            -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         498,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                           -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   498,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               498,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                        [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               2.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.       Source and Amount of Funds or Other Consideration.

         Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has issued an aggregate of 300,000 shares of the Corporation's Common Stock. Seventy-five percent of the shares so issued, or 225,000 shares, have been issued to LFC. Under the Consulting Agreement, LFC agreed to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

         In addition, JML purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). On May 12, 1998, JML exercised all 1,200,000 Warrants and thereby purchased 1,200,000 shares of Common Stock. Copies of the JML Subscription Agreement and the certificate representing Warrants are filed as Exhibits 2 and 4 to the Schedule 13D, respectively.

         By letter dated October 20, 1997 from JML and another individual to the Corporation (the "October 20 Letter"), JML agreed to certain modifications in the terms of the Warrants and the JML Subscription Agreement, which resulted in a postponement of the date on which the Warrants were first exercisable to February 6, 1998. A copy of the October 20 Letter is filed as Exhibit 6 to the
Schedule 13D.

         On July 16, 1998, the Corporation and LFC completed the execution and delivery of a second Consulting Agreement dated and effective as of June 30, 1998 (the "Extended Consulting Agreement"). Pursuant to the Extended Consulting Agreement, the Corporation on September 8, 1998, delivered an aggregate of 290,000 shares of the Corporation's Common Stock. Seventy-five percent of such shares, or 217,500, were issued to LFC. Under the Extended Consulting Agreement, LFC undertakes to continue performance of certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Extended Consulting Agreement is filed as Exhibit 7 to Schedule 13D.

         In September and December 1998, JML purchased 30,000 and 56,000 shares of Common Stock, respectively, in open market transactions. In December 1998 and January 1999, LFC purchased 40,500 and 15,000 shares of Common Stock, respectively, in open market transactions.

         On May 17, 1999, JML transferred 443,077 shares of Common Stock pursuant to an undertaking to transfer a portion of his holdings of Common Stock to an investment banking firm if that firm successfully completed a financing for the Corporation. On December 30, 1999, the Corporation issued 443,077 shares of Common Stock to JML to reimburse him for the transfer he made in the interests of the Corporation.

         This Amendment No. 7 to Schedule 13D reports 3,911,000 shares of the Corporation's Common Stock owned by JML and 498,000 shares of the Corporation's Common Stock owned by LFC.

         The 442,500 shares of Common Stock which LFC has received pursuant to the Consulting Agreement and the Extended Consulting Agreement have been issued by the Corporation to LFC in consideration of services rendered by LFC. 55,500 shares of Common Stock owned by LFC were purchased by LFC in open market transactions at an aggregate cost of $160,093. The source of funds used in purchasing such securities was LFC's working capital.

         2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The 1,200,000 Warrants were exercised for an aggregate exercise price of Twelve Thousand Dollars ($12,000) to purchase 1,200,000 shares of Common Stock. 86,000 shares of Common Stock owned by JML were purchased by JML in open market transactions at an aggregate cost of $285,017. The source of funds used in purchasing such securities was JML's personal funds. 443,077 shares of Common Stock were disposed of by JML without receipt of monetary consideration and then were replaced by the Corporation with payment of monetary consideration.


5.       INTEREST IN SECURITIES OF THE ISSUER.

         JML has the sole power to direct the vote or disposition of the 3,911,000 shares of Common Stock of the Corporation owned by JML. LFC has the sole power to direct the vote or disposition of the 498,000 shares of Common Stock of the Corporation owned by LFC. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

         The 3,911,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 22.6% of that class of securities. The 498,000 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 2.9% of that class of securities. The 4,409,000 shares of Common Stock which JML and LFC in the aggregate own, and as to which JML has the sole or shared power to direct the vote or disposition, represent approximately 25.4% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 17,330,783 shares of Common Stock which the Corporation reported were outstanding on March 31, 1999 in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

         During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock, except for JML's acquisition of 443,077 shares of Common Stock discussed in Item 3.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2000                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By: /s/John M. Liviakis
                                            ---------------------------------
                                             John M. Liviakis, President


                                               /s/John M. Liviakis
                                         ------------------------------------
                                                  John M. Liviakis


                                               /s/Renee A. Liviakis
                                         ------------------------------------
                                                  Renee A. Liviakis